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IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number
FORM 8-K (dated April 5, 2004)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

____
Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Monroeville, State of Pennsylvania, April 16, 2004.

THE IT GROUP, INC.
(Registrant)

By: ______________________
Harry J. Soose, Jr.
Chief Operating Officer

Exhibit Index

Exhibit

99.4 Order Confirming the First Amended Joint Chapter 11 Plan for the IT Group, Inc. and its Affiliated Debtors Proposed By The Debtors and Official Committee of Unsecured Creditors, as filed with the United States Bankruptcy Court for the District of Delaware on April 5, 2004. Filed in accordance with Rule 311(a) of Regulation S-T on Form SE, dated as of April 5, 2004.

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	:	Chapter 11
THE IT GROUP, INC., et al.,	:	Case No. 02-10118 (MFW)
Debtors.	:	Jointly Administered
	x	Related to Docket No. 4812

ORDER CONFIRMING THE FIRST AMENDED JOINT CHAPTER 11 PLAN FOR THE IT GROUP, INC. AND ITS AFFILIATED DEBTORS PROPOSED BY THE DEBTORS AND OFFICIAL COMMITTEE OF UNSECURED CREDITORS

The IT Group, Inc. ("IT Group"), as debtors and debtors in possession (collectively, with IT Group, the "Debtors") and the Official Committee of Unsecured Creditors (the "Committee," and together with the Debtors, the "Plan Proponents") appointed in the Debtors' above-captioned chapter 11 cases (collectively, the "Chapter 11 Cases") having proposed and filed their First Amended Joint Chapter 11 Plan for The IT Group, Inc. and its Affiliated Debtors Proposed By the Debtors and the Official Committee of Unsecured Creditors dated February 9, 2004 (as modified to the extent set forth herein, the "Plan");[1] and the United States Bankruptcy Court for the District of Delaware (the "Court") having conducted a hearing to consider confirmation of the Plan on March 29, 2004 (the "Hearing"); and the Court having considered the testimony at the Hearing of Harry J. Soose, Jr., the Debtors' Chief Operating Officer (the "Soose Testimony"), and Meade A. Monger (the "Monger Testimony") of AlixPartners LLC, the Committee's bankruptcy claims specialists and advisors ("AlixPartners"); and the Court having considered the Revised Affidavit of Kathleen M. Logan Certifying Voting

1 All capitalized terms not otherwise defined herein shall have the respective meanings ascribed to such terms in the Plan.

MIAMI 461057 v6 (2K)

DKT. NO. 4935
DT. FILED 4/6/04

and Tabulation of Ballots Accepting and Rejecting the First Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code with respect to the First Amended Joint Chapter 11 Plan for The IT Group, Inc. and its Affiliated Debtors Proposed by the Debtors and the Official Committee of Unsecured Creditors dated March 29, 2004 (Docket No. 4886) (the "Logan Affidavit") by Logan & Company, Inc., the Debtors' solicitation and tabulation agent (the "Tabulation Agent"); and the Court being familiar with the Plan and other relevant factors affecting these jointly administered Chapter 11 Cases pending under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. (the "Bankruptcy Code"); and the Court having taken judicial notice of the record of these Chapter 11 Cases with respect to confirmation of the Plan, including, without limitation, the Plan, the First Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code With Respect to the Plan dated February 9, 2004 (the "Disclosure Statement"), the exhibits to the Plan and the Disclosure Statement, the Plan Documents filed with the Court, and the order of the Court dated February 11, 2004 (the "Approval Order") approving the Disclosure Statement, scheduling a hearing to consider confirmation of the Plan, setting the voting deadline with respect to the Plan, setting the last day for filing objections to the Plan, prescribing the form and manner of notice thereof, and approving the form of Ballots and proposed solicitation and tabulation procedures; and the Court having found that due and proper notice has been given with respect to the Hearing and the deadlines and procedures set forth in the Approval Order; and after consideration of the various objections to the Plan (the "Objections") filed by certain of the Debtors' creditors and other parties in interest (collectively, the "Objecting Parties"); and the appearances of the Objecting Parties at the Hearing having been duly noted on the record of the Hearing; and based upon the entire record of the Hearing, the evidence presented by the Plan Proponents in support of confirmation of the Plan, and the statements and arguments of counsel made at the Hearing; and after due deliberation and sufficient cause appearing therefor,

IT IS HEREBY FOUND, CONCLUDED, ORDERED, ADJUDGED, AND DECREED, AS FOLLOWS:[2]

FINDINGS OF FACT:

I. JURISDICTION

A. The Court has jurisdiction to conduct the Hearing and to confirm the Plan pursuant to 28 U.S.C. § 1334. Venue is proper before this Court pursuant to 28 U.S.C. §§ 1408 and 1409.

B. Confirmation of the Plan is a core proceeding pursuant to 28 U.S.C. § 157(b), and this Court has jurisdiction to enter a final order with respect thereto.

C. The Debtors are proper debtors under section 109 of the Bankruptcy Code.

D. The Debtors and the Committee are proper proponents of the Plan under section 1121 of the Bankruptcy Code.

II. MODIFICATIONS TO THE PLAN

E. At or before the Hearing, the Plan Proponents received written Objections to confirmation of the Plan by the following Objecting Parties: (i) Accardi Plaintiffs and Rochelle Bookspan, (ii) AMTRAK Corporation, (iii) Arctic Slope, Inc., (iv) ATOFINA Petrochemicals, Inc., (v) Guillermo Barrientos, Joyce Barrientos and Christina Alfaro, (vi) California Department of Toxic Substance Control, the Central Valley Regional Water Quality Control Board, the

[2] The Findings of Fact and Conclusions of Law contained herein constitute the findings of fact and conclusions of law required to be entered by this Court pursuant to Rule 52 of the Federal Rules of Civil Procedure, as made applicable herein by Rules 7052 and 9014 of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules").

Central Coast Regional Water Quality Board and the San Francisco Regional Water Quality Control Board, (vii) Consolidated City of Indianapolis, (viii) Conestoga-Rovers & Associates, Inc. ("Conestoga-Rovers"), (ix) Crompton Corporation, (x) Roger L. Halley, Co-Trustee, Judith A. Halley Trust No. 1 uad 7/11/96, (xi) Lockheed Martin Corporation, (xii) State of New Jersey, Department of Environmental Protection, (xiii) Occidental Chemical Corporation, (xiv) Potter Anderson & Corroon LLP, (xv) PPG Industries, Inc. ("PPG"), (xvi) Southeastern Pennsylvania Transportation Authority, (xvii) Southwestern Bell Telephone Company, L.P., (xviii) Staro Asset Management, LLC, (xix) The Comptroller of Public Accounts of the State of Texas ("Texas Comptroller"), (xx) The Shaw Group, Inc. ("Shaw"), (xxi) US Bancorp Equipment Finance, Inc., (xxii) The United States of America, on behalf of the United States Environmental Protection Agency, (xxiii) Roberta A. DeAngelis, Acting United States Trustee for Region 3, and (xxiv) Weston Solutions, Inc., f/k/a Roy F. Weston, Inc. In addition, the Plan Proponents advised the Court at the Hearing that they had received an informal Objection to confirmation of the Plan by the United States Securities and Exchange Commission (the "SEC").

F. At the Hearing, the Plan Proponents proposed certain technical modifications to the Plan (the "Modifications") as set forth below:

G. Insert a new paragraph after Section 1.1(d) as follows:

(d)(i) "ADR Administrator" means the Litigation Trust Trustee.

H. The definition of "Available Proceeds" in Section 1.1(i) of the Plan is modified by including at the end of such definition the following additional language: "at any time Allowed in accordance with the Plan."

I. The following definitions in Section 1.1 of the Plan are modified and replaced in their entirety with the following:

(x) "Committee Designee" means Murray H. Hutchison or such other Person selected by the Committee (or, as otherwise set forth in the Plan or the by-laws adopted by the Oversight Committee) to serve as a member of the Oversight Committee from and after the Effective Date.

(sss) "Lender Designees" means Cargill Financial Services Corp. and Citadel Investment Group L.L.C., or such other Persons selected by the Agent (on behalf of the Prepetition Lenders) to serve as members of the Oversight Committee from and after the Effective Date.

(kkkk) "Oversight Committee" means the committee comprised of three members (which number may not be increased), consisting of the Committee Designee and the Lender Designees, which shall oversee the administration and implementation of the Plan and the liquidation of the Debtors' Assets in accordance with the Plan.

J. The definition of "Non-Lender Secured Claim" in Section 1.1(eeee)(ii) of the Plan is hereby modified by deleting the words "recoupment or."

K. Section 4.1(b)(iv) of the Plan is modified and replaced in its entirety with the following: "if such Allowed Non-Lender Secured Claim is secured by a valid right of setoff, such Claim shall be setoff to the extent of the amount subject to such setoff in accordance with sections 506(a) and 553 of the Bankruptcy Code."

L. Section 5.1(c) of the Plan is hereby modified by deleting "without notice or a hearing" at the end of the first sentence of such section.

M. Section 7.7 of the Plan is modified by (a) replacing the first sentence of Section 7.7 in its entirety with the following: "On the Effective Date, the Oversight Committee shall be formed, which Committee shall be comprised of three (3) members (which number may not be increased), consisting of the Committee Designee and the Lender Designees; provided, however, that the Lender Designees, collectively, shall be treated as one member of the Oversight Committee for all purposes under the Plan (including, but not limited to, with respect to voting and the Oversight Committee Compensation)"; and (b) replacing the third sentence in Section 7.7 in its entirety with the following: "Oversight Committee decisions shall be made with the approval of the Committee Designee and the Lender Designees."

N. Section 7.10(II) of the Plan is modified by (a) removing "with the DTSC" from the first sentence and (b) including at the end of such section the following additional language: "Notwithstanding any provision of this Plan, the United States retains all of its access authorities and rights, including enforcement rights related thereto, with respect to the Landfills. Nothing in this Section 7.10(II) is intended to be nor shall it be construed as a deprivation or waiver by the United States Environmental Protection Agency of any rights or duties as a regulator under the laws of the United States with respect to the Landfills."

O. Article XII of the Plan is modified by deleting the word "exclusive" in the first paragraph and by including at the end of such article the following additional language: "Nothing in this Article shall preclude any other tribunal with jurisdiction from exercising its jurisdiction in any action brought by a United States environmental governmental unit, a California state environmental governmental unit, and/or a New Jersey state environmental governmental unit. Notwithstanding the Bankruptcy Court's retention of jurisdiction as set forth in this Article, the IT Environmental Liquidating Trust also shall be subject to the jurisdiction of the Northern District of California."

P. Section 13.2, entitled "Discharge of the Debtors," is deleted in its entirety.

Q. Section 13.17 of the Plan is modified by deleting the following language: "(and any payments or other Distributions to be made in respect of such Claim hereunder)."

R. Section 13.19 is modified in its entirety and replaced with the following:

Except as otherwise expressly provided in the Plan, all Persons or entities who have held, hold, or may hold Claims or Equity Interests are permanently enjoined, from and after the Effective Date, from (a) commencing or continuing in any manner any action or other proceeding of any kind on any such Claim or Equity Interest against any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee, the Litigation Trust, the Litigation Trust Trustee, or the Assets, or against the property or interests in property of any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust or the Litigation Trust, (b) the enforcement, attachment, collection or recovery by any manner or means of any Claims and/or Equity Interests, or any judgment, award, decree or order with respect to any Claims and/or Equity Interests, against any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee, the Litigation Trust, the Litigation Trust Trustee, or the Assets, , or against the property or interests in property of any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust or the Litigation Trust, (c) creating, perfecting, or enforcing any encumbrance of any kind against any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee, the Litigation Trust, the Litigation Trust Trustee, or the Assets, or against the property or interests in property of any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust or the Litigation Trust, and (d) asserting any right of ~~set-off or~~ subrogation of any kind against any obligation due from any Debtor or against the property or interests in property of any Debtor, with respect to any such Claims or Equity Interests; provided however, that the foregoing shall not affect the rights of a party that were obtained pursuant to a Final Order of the Bankruptcy Court granting limited relief from the automatic stay under section 362(d) of the Bankruptcy Code. Nothing in this Section 13.19 shall enjoin the exercise of any police or regulatory power by a United States environmental governmental unit, a California state environmental governmental unit or a New Jersey state environmental governmental unit with respect to any environmental Claim that arises after the Effective Date.

S. Section 13.22 of the Plan is modified by deleting the last parenthetical at the end of the first sentence and replacing it with the following: "(other than Causes of Action of the Debtors against Harry J. Soose, Jr., except to the extent of available director and officer insurance coverage, in any action brought by, or on behalf of, the Debtors, the Committee and/or the Litigation Trust)."

T. Notice of the Modifications was due and proper under the circumstances.

U. The Modifications do not materially or adversely change the treatment of the holder of any Claim or Equity Interest and comply with section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019.

V. The Plan, as modified by the Modifications, is properly before the Court and all votes cast with respect to the Plan shall be binding and shall be deemed to be cast with respect to the Plan, as modified by the Modifications.

W. As set forth on the record of the Hearing, each of the Objections has been either (a) withdrawn at or before the Hearing, (b) resolved by the terms of this Order, or (c) otherwise overruled by the Court.

III. <u>SOLICITATION AND VOTING</u>

X. Pursuant to the Approval Order, (i) March 22, 2004, at 4:00 p.m. (Prevailing Eastern Time) was the deadline by which all Ballots for Classes 2, 3, 4A and 4B under the Plan (the "Ballots") were required to be completed, executed, marked, and received by the Tabulation Agent in order to be counted as timely votes on the Plan (the "Voting Deadline"); (ii) March 22, 2004 at 4:00 p.m. (Prevailing Eastern Time) was the deadline for filing objections to confirmation of the Plan (the "Objection Deadline"); and (iii) the record date for determining creditors entitled to vote on the Plan was January 14, 2004 (the "Voting Record Date").

Y. The Plan Proponents complied with the Approval Order by causing to be transmitted by first class United States mail, postage prepaid, on or before February 17, 2004 (the "Solicitation Deadline"), a Solicitation Package consisting of (i) the Voting Procedures; (ii) the

Disclosure Statement (with the Plan attached as an exhibit); (iii) the Confirmation Hearing Notice; and (iv) the approved form of Ballot with voting instructions and pre-addressed postage-paid envelopes to (a) the Office of the United States Trustee; (b) each holder of a Claim in each of Class 2 (Non-Lender Secured Claims), Class 3 (Lender Claims), Class 4A (General Unsecured Claims) and Class 4(B) (Litigation Unsecured Claims) of the Plan that was (y) listed in the Schedules as of the Voting Record Date or (z) represented by a timely filed proof of claim against any of the Debtors that was not the subject of an objection filed and served by the Solicitation Deadline; and (c) each of the other parties on the 2002 Service List.

Z. As set forth in the Logan Affidavit, the Tabulation Agent has made a final determination of the validity of, and prepared a tabulation respecting, all acceptances and rejections of the Plan by the impaired Classes of Claims entitled to vote on the Plan, including the amount and number of Claims in each of Classes 2, 3, 4A and 4B voting to accept or reject the Plan. Each of Classes 2 (Non-Lender Secured Claims),[3] 3 (Lender Claims), 4A (General Unsecured Claims) and 4B (Litigation Unsecured Claims) has accepted the Plan by at least two-thirds in amount and a majority in number of the Claims in each such Class actually voting as set forth in the Logan Affidavit. Class 1 (Priority Claims) is unimpaired under the Plan and is deemed to have accepted the Plan in accordance section 1126(f) of the Bankruptcy Code. Classes 4C (Securities Litigation Claims), 4D (Subordinated Claims) and 5 (Equity Interests) will not receive or retain any property under the Plan on account of such Claims or Equity Interests

[3] Section 2.5 of the Plan provides that each Non-Lender Secured Claim shall be treated as a separate class for voting and distribution purposes under the Plan. As set forth on the record of the Hearing, Conestoga-Rovers in Class 2C and Richard Myszka in Class 2L rejected the Plan.

and are deemed to have rejected the Plan in accordance with section 1126(g) of the Bankruptcy Code.

AA. The determination of the Tabulation Agent with respect to the voting on the Plan validly and correctly sets forth the tabulation of votes, as required by the Bankruptcy Code, the Bankruptcy Rules and the Approval Order.

BB. All persons required to receive notice of the Disclosure Statement, the Plan and the Hearing have received proper, timely and adequate notice in accordance with the Approval Order and have had an opportunity to appear and be heard with respect thereto. Such notice is due and proper notice under the Bankruptcy Code and the Bankruptcy Rules.

CC. The Plan Proponents have solicited and tabulated votes with respect to the Plan in good faith and in a manner consistent with the Bankruptcy Code, the Bankruptcy Rules and the Approval Order.

DD. The Plan was voted on by all Classes of impaired Claims that were entitled to vote pursuant to the Bankruptcy Code, the Bankruptcy Rules and the Approval Order.

IV. THE PLAN SATISFIES SECTION 1129(a)(1) OF THE BANKRUPTCY CODE

EE. The Plan satisfies all the applicable provisions of the Bankruptcy Code, and, as required by Bankruptcy Rule 3016(a), the Plan is dated and properly identifies the Debtors and the Committee as the Plan Proponents.

1. The Plan Satisfies the Requirements of Section 1122 of the Bankruptcy Code

FF. In accordance with section 1122(a) of the Bankruptcy Code, Article II of the Plan classifies and places in a Class each Claim against and Equity Interest in the Debtors together with other Claims against or Equity Interests in the Debtors, as applicable, that are substantially similar to such Claims or Equity Interests. The Plan, therefore, satisfies section 1122(a) of the Bankruptcy Code.

2. **The Plan Satisfies the Requirements of Section 1123(a)(1) of the Bankruptcy Code**

GG. The Plan adequately and properly classifies all Claims and Equity Interests required to be classified and, accordingly, satisfies section 1123(a)(1) of the Bankruptcy Code.

3. **The Plan Satisfies the Requirements of Section 1123(a)(2) of the Bankruptcy Code**

HH. Pursuant to Section 3.1 of the Plan, Class 1 is identified as unimpaired. Accordingly, the Plan satisfies section 1123(a)(2) of the Bankruptcy Code.

4. **The Plan Satisfies the Requirements of Section 1123(a)(3) of the Bankruptcy Code**

II. Pursuant to Section 3.2 of the Plan, each of Classes 2, 3, 4A, 4B, 4C, 4D and 5 are identified as impaired. Section 4.1 of the Plan specifies the treatment of each impaired class of Claims and Equity Interests. Accordingly, the Plan satisfies section 1123(a)(3) of the Bankruptcy Code.

5. **The Plan Satisfies the Requirements of Section 1123(a)(4) of the Bankruptcy Code**

JJ. The Plan provides the same treatment for each Claim or Equity Interest in each class unless the holder of such a Claim or Equity Interest agrees to less favorable treatment. Accordingly, the Plan satisfies section 1123(a)(4) of the Bankruptcy Code.

6. **The Plan Satisfies the Requirements of Section 1123(a)(5) of the Bankruptcy Code**

KK. Article VII of the Plan sets forth the means by which the Plan will be implemented, including, without limitation, (i) Section 7.1 of the Plan provides for the substantive consolidation for voting and Distribution purposes under the Plan of the Assets of and Claims against the Debtors; (ii) Section 7.2 provides for the approval of the release of claims against or guaranteed by non-Debtor Subsidiaries; (iii) Section 7.3 provides for the approval of the merger and dissolution of the IT Group corporate entities upon the transfer of the Debtors' Assets to the Litigation Trust, all as described in such section; (iv) Sections 7.4 and 7.17 provide for the approval of the settlement and compromise of all Causes of Action as of the Effective Date by and between the Agent and the Prepetition Lenders, on the one hand, and the Debtors, non-Debtor Subsidiaries and the Committee (and all of its members), on the other hand, pursuant to the Plan Settlement; (v) Section 7.5 provides for approval of the vesting of title in and distribution of the Shaw Stock upon the occurrence of the Effective Date; (vi) Sections 7.6, 7.7, 7.8, 7.9, 7.10, 7.11, 7.12 and 7.13, provide for the management of the Litigation Trust, the vesting of the Debtors' Assets in the Litigation Trust, the rights and duties of the Oversight Committee including, but not limited to, oversight of administration and implementation of the Plan and the liquidation and distribution of the Debtors' Assets in accordance with the Plan, and the pursuit of the Avoidance Actions and the Estate Causes of Action; (vii) Section 7.10 provides for the implementation of the Litigation Trust in accordance with the Plan and the Litigation Trust Agreement; (viii) Sections 7.20 through 7.30 provide the making of Distributions under the Plan; (ix) Section 7.14 provides for the cancellation of certain instruments and agreements as of the Effective Date; (x) Section 7.31 provides that any matter under the Plan which requires corporate action or involves the corporate structure of the Debtors will have been deemed to have occurred; and (xi) Section 7.32 provides that each of the officers of the Debtors and/or the Litigation Trust Trustee are authorized to take any actions as are necessary and appropriate to effectuate the Plan. Accordingly, the Plan makes adequate means for its implementation and satisfies section 1123(a)(5) of the Bankruptcy Code.

7. **The Plan Satisfies the Requirements of Section 1123(a)(7) of the Bankruptcy Code**

LL. The Plan Proponents disclosed at the Hearing that the Committee and the Agent have elected the Litigation Trust Alternative in accordance with Section 4.2 of the Plan. The Plan Proponents also disclosed at the Hearing that AlixPartners shall serve as the Litigation Trust Trustee, and the manner set forth in the Plan for the selection of the Litigation Trust Trustee is consistent with the interests of the Debtors' creditors and with public policy. The Litigation Trust Trustee shall serve as the Disbursing Agent under the Plan.

MM. An oversight committee of three members (the "Oversight Committee"), consisting of Murray H. Hutchison, as the Committee Designee, and Cargill Financial Services Corp. and Citadel Investment Group L.L.C., as the Lender Designees, shall be appointed as of the Effective Date. The Oversight Committee shall oversee the administration and implementation of the Plan, the liquidation and distribution of the Debtors' Assets in accordance with the Plan, the performance of the Plan Administrator and the pursuit and resolution of the Avoidance Actions and Estate Causes of Action. The Litigation Trust Trustee shall pay the Committee Designee, on the one hand, and the Lender Designees, collectively, on the other hand, the Oversight Committee Compensation in the amount of $5,000 per calendar quarter commencing from and after the Effective Date, plus reimbursement of reasonable expenses. The annual compensation of the IT Environmental Liquidating Trustee, Brian Fournier, is $120,000, subject to a maximum 3.5% increase annually, plus reimbursement of reasonable expenses, which compensation and reimbursement shall be paid from the assets of the IT Environmental Liquidating Trust. Accordingly, the Plan satisfies section 1123(a)(7) of the Bankruptcy Code.

8. Pursuant to Section 1123(b)(2) of the Bankruptcy Code, The Rejections and Assumptions of Executory Contracts and Unexpired Leases, as Set Forth in the Plan, are in the <u>Best Interests of the Debtors' Estate</u>

NN. Article XI of the Plan provides that Exhibit 2 to the Plan sets forth a list of executory contracts and unexpired leases, together with the amount, if any, required to cure any defaults, to be assumed under the Plan by the Debtors. Any executory contracts or unexpired leases listed on Exhibit 2 to the Plan shall be deemed to have been assumed by the Debtors on, and subject to the occurrence of, the Effective Date. The Plan further provides that the entry of this Order shall constitute approval of such assumptions (subject to the occurrence of the Effective Date) pursuant to section 365 of the Bankruptcy Code and findings by the Bankruptcy Court that the amounts listed on Exhibit 2 are sufficient to cure any defaults that may exist, that each assumption is in the best interest of the Debtors and their estates and that the requirements for assumption of such executory contracts or unexpired leases under section 365 of the Bankruptcy Code have been satisfied. Exhibit 3 to the Plan sets forth a list of executory contracts and unexpired leases, together with the amount, if any, required to cure any defaults, to be assumed under the Plan by the Debtors and assigned to the IT Environmental Liquidating Trust. Any executory contracts or unexpired leases listed on Exhibit 3 to the Plan, as such may have been amended prior to the Confirmation Hearing, shall be deemed to have been assumed by the Debtors and assigned to the IT Environmental Liquidating Trust on and subject to the occurrence of the Effective Date. The IT Environmental Liquidating Trust shall satisfy all of the Debtors' obligations to cure defaults and compensate for damages with respect to the executory contracts and unexpired leases listed on Exhibit 3 to the Plan pursuant to section 365(b) of the

Bankruptcy Code, and the Debtors shall be relieved of any liability from and after the Effective Date with respect to such executory contracts and unexpired leases in accordance with section 365(k) of the Bankruptcy Code.

OO. Any executory contracts or unexpired leases of any of the Debtors that (a) are not listed on Exhibits 2 or 3 to the Plan; (b) have not been approved by Final Order of the Bankruptcy Court prior to the Confirmation Date for assumption and assignment by any of the Debtors or rejection by any of the Debtors; and (c) are not the subject of pending motions to assume on the Confirmation Date shall be deemed to have been rejected by the Debtors as of the Effective Date.

PP. The Plan shall constitute a motion to reject all such executory contracts and unexpired leases, and the Debtors shall have no liability thereunder except as is specifically provided in the Plan. The entry of this Order shall constitute approval of such rejections pursuant to section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such rejected executory contract or unexpired lease is burdensome and that the rejection thereof is in the best interest of the Debtors, their estates, and all parties in interest in the Chapter 11 Cases.

9. The Plan Satisfies Section <u>1123(b)(3) of the Bankruptcy Code</u>

QQ. Section 1123(b)(3) of the Bankruptcy Code requires that settlements accomplished under a chapter 11 plan be fair and reasonable. In this case, the Plan provides for a compromise and settlement of certain Causes of Action, including as set forth in the Plan Settlement in Section 7.4 of the Plan. The Court finds that the compromises and settlements provided in the Plan are fair and reasonable and in the best interests of the Debtors, their Estates and creditors. Accordingly, section 1123(b) of the Bankruptcy Code is satisfied.

10. The Transfers of Properties Under the Plan Are Governed by the Exemptions Provided in Section 1146(c) of the Bankruptcy Code

RR. Pursuant to Section 7.16 of the Plan, all Causes of Action assertable by any of the Debtors or their Estates shall be retained by, and vested in the Litigation Trust upon the occurrence of the Effective Date. Further, pursuant to Sections 7.10(I), 7.11 and 13.6 of the Plan, title to all of the Assets (other than the IT Environmental Liquidating Trust Assets) shall vest in the Litigation Trust. Pursuant to Section 7.10(II) of the Plan, title to all of the IT Environmental Liquidating Trust Assets shall vest in the IT Environmental Liquidating Trust. Such transfers are expressly contemplated by, and in furtherance of, the Plan.

SS. In accordance with section 1146(c) of the Bankruptcy Code, the transfer or vesting of any personal or real (tangible or intangible) property of the Debtors in accordance with the Plan and this Order (including, without limitation, the transfer of the Causes of Action and Assets to the Litigation Trust and any other transfers or vesting of assets described in (or contemplated by) the Plan and/or this Order) is not subject to taxation under any state or local law imposing a stamp, transfer or similar tax.

V. THE PLAN PROPONENTS HAVE SATISFIED SECTION 1129(a)(2) OF THE BANKRUPTCY CODE

TT. The Plan Proponents have complied with all of the provisions of the Bankruptcy Code and the Bankruptcy Rules governing notice, disclosure and solicitation in connection with the Plan, the Disclosure Statement, and the exhibits thereto and all other matters considered by this Court in connection with these Chapter 11 Cases. The Debtors have timely filed with the Clerk of the Court their Schedules. Good, sufficient and timely notice of the Hearing and all other hearings in these Chapter 11 Cases have been given to all holders of Claims and Equity Interests and all other parties in interest to whom notice was required to have been given.

UU. The Plan Proponents have properly solicited votes with respect to the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code and the Bankruptcy Rules, as well as the Approval Order. All of the Ballots were properly solicited and tabulated in accordance with the Approval Order. Accordingly, the Plan Proponents have satisfied section 1129(a)(2) of the Bankruptcy Code.

VI. THE PLAN SATISFIES THE REQUIREMENTS OF SECTION 1129(a)(3) OF THE BANKRUPTCY CODE

VV. This Court has examined the totality of the circumstances surrounding the formulation of the Plan and the Plan Settlement. The Plan and the Plan Settlement are based on extensive arms' length negotiations between and among the Debtors, the Committee, the Agent (on behalf of the Prepetition Lenders) and certain other parties in interest. The Plan and the Disclosure Statement reflect the culmination of such efforts and the substantial input of each representative group. Additionally, as evidenced by the overwhelming acceptance of the Plan by the holders of Non-Lender Secured Claims in Class 2, Lender Claims in Class 3, and the Debtors' unsecured creditors in Classes 4A and 4B of the Plan as reflected in the Logan Affidavit, the Plan achieves the goals embodied in the Bankruptcy Code. Further, the exculpations and injunctions provided in the Plan, have been negotiated and agreed to by the Debtors, the Committee and the Agent (on behalf of the Prepetition Lenders) in good faith and are consistent with sections 105, 1129 and 1142 of the Bankruptcy Code. Thus, the Plan has been proposed in "good faith and not by any means forbidden by law" as required by section 1129(a)(3) of the Bankruptcy Code.

VII. THE PLAN SATISFIES THE REQUIREMENTS OF SECTION 1129(a)(4) OF THE BANKRUPTCY CODE

WW. All payments to be made to professional persons retained by the Plan Proponents pursuant to an order of the Court will be, as set forth in Sections 5.1(b) of the Plan, subject to review and approval by this Court upon final application under sections 330, 331 or 503(b) of the Bankruptcy Code. Accordingly, the Plan satisfies section 1129(a)(4) of the Bankruptcy Code.

VIII. THE PLAN SATISFIES THE REQUIREMENTS OF SECTION 1129(a)(5) OF THE BANKRUPTCY CODE

XX. The Plan Proponents have disclosed that AlixPartners will serve, on the Effective Date of the Plan, as Litigation Trust Trustee and carry out the respective duties and obligations of the Plan Administrator and Chief Litigation Officer under the Plan. In accordance with the Plan, the Litigation Trust Trustee shall act as the Disbursing Agent with respect to Distributions under the Plan. Accordingly, the Plan satisfies section 1129(a)(5) of the Bankruptcy Code.

IX. SECTION 1129(a)(6) OF THE BANKRUPTCY CODE IS NOT APPLICABLE TO THE PLAN

YY. The Plan does not provide for any changes in rates that require regulatory approval of any governmental agency. Section 1129(a)(6) of the Bankruptcy Code is accordingly not applicable.

X. THE PLAN SATISFIES THE REQUIREMENTS OF SECTION 1129(a)(7) OF THE BANKRUPTCY CODE

ZZ. Based on the Liquidation Analysis prepared by AlixPartners, the Soose Testimony and the Monger Testimony at the Hearing, each holder of an impaired Claim in Classes 2, 3, 4A and 4B of the Plan that has not accepted the Plan will receive or retain under the Plan on account of such Claim property of a value, as of the Effective Date, that is not less than the amount that such holder would receive or retain if the Debtors were liquidated under chapter 7 of the

Bankruptcy Code. The holders of claims in Classes 4C (Securities Litigation Claims), 4D (Subordinated Claims), and 5 (Equity Interests), who shall not receive or retain any property under the Plan, and are, therefore, deemed to have rejected the Plan, would receive no distribution if the Debtors were liquidated under chapter 7 of the Bankruptcy Code. Thus, the Plan satisfies the "best interest" test under section 1129(a)(7) of the Bankruptcy Code.

XI. SECTION 1129(a)(8) OF THE BANKRUPTCY CODE

AAA. Although the Plan does not comply with section 1129(a)(8) of the Bankruptcy Code because Classes 4C, 4D and 5 are deemed to have rejected the Plan, the Plan can be confirmed pursuant to the "cramdown" provisions of section 1129(b) of the Bankruptcy Code.

XII. THE PLAN SATISFIES THE REQUIREMENTS OF SECTION 1129(a)(9) OF THE BANKRUPTCY CODE

BBB. Section 5.1(d) of the Plan provides that, on the applicable Distribution Date, each holder of an Allowed Administrative Claim shall receive (*i*) the amount of such holder's Allowed Claim in one Cash payment, or (ii) such other treatment as may be agreed upon in writing by the Litigation Trust Trustee and such holder; provided, that an Administrative Claim representing a liability incurred in the ordinary course of business of the Debtors may be paid at the Litigation Trust Trustee's election in the ordinary course of business. Section 4.1(a) of the Plan provides that each holder of an Allowed Priority Claim shall either be paid in full in Cash on the Effective Date or all of the legal, equitable and contractual rights of such holder in respect of such Allowed Priority Claim shall be fully reinstated and retained and the holder of such Allowed Priority Claim shall be paid in full in accordance with such reinstated rights. Section 5.2 of the Plan provides for the payment in full of all Allowed Tax Claims as required by section 1129(a)(9)(C) of the Bankruptcy Code.

CCC. Accordingly, the Plan satisfies the requirements of section 1129(a)(9) of the Bankruptcy Code.

XIII. THE PLAN SATISFIES THE REQUIREMENTS OF SECTION 1129(a)(10) OF THE BANKRUPTCY CODE

DDD. The Plan satisfies section 1129(a)(10) of the Bankruptcy Code because each of Classes 3, 4A and 4B which are impaired classes, have voted to accept the Plan by the requisite majority, determined without including any acceptance of the Plan by insiders.

XIV. THE PLAN SATISFIES THE REQUIREMENTS OF SECTION 1129(a)(11) OF THE BANKRUPTCY CODE

EEE. The Plan Proponents and their respective professional persons have analyzed the ability of the Debtors to meet their obligations under the Plan. Based on the Liquidation Analysis prepared by AlixPartners, the Soose Testimony and the Monger Testimony at the Hearing, there is a reasonable likelihood that the Debtors will be able to make all payments required pursuant to the Plan. Therefore, the Plan satisfies the feasibility requirement of section 1129(a)(11) of the Bankruptcy Code.

XV. THE PLAN SATISFIES THE REQUIREMENTS OF SECTION 1129(a)(12) OF THE BANKRUPTCY CODE

FFF. Section 13.1 of the Plan provides that the Debtors shall pay on the Effective Date (or as soon as practicable thereafter) all Statutory Fees accrued through and including the Effective Date, and all such Statutory Fees accrued after the Effective Date shall be paid by the Litigation Trust in the ordinary course of business. Accordingly, the Plan satisfies section 1129(a)(12) of the Bankruptcy Code.

XVI. THE PLAN SATISFIES THE REQUIREMENTS OF SECTION 1129(a)(13) OF THE BANKRUPTCY CODE

GGG. The Debtors do not provide any "retiree benefits." Accordingly, the Plan satisfies section 1129(a)(13) of the Bankruptcy Code.

XVII. SECTION 1129(b) OF THE BANKRUPTCY CODE IS SATISFIED

HHH. Class 2C (Conestoga-Rovers) and Class 2L (Richard Myszka) rejected the Plan, and Classes 4C (Securities Litigation Claims), 4D (Subordinated Claims) and 5 (Equity Interests) are deemed to have rejected the Plan. The Court finds that the Plan does not "discriminate unfairly" and that the treatment accorded such Claims under the Plan is "fair and equitable" as to each impaired Class that did not accept the Plan. The Equity Interests in Class 5 comprise all Equity Interests in IT Group. There are no classes of similarly situated Equity Interests that are receiving a Distribution under the Plan. No class of Claims is receiving more than 100% of the Allowed amount of their Claims. Moreover, because no class junior to Class 5 exists, no holder of a Claim or Equity Interest that is junior to such non-accepting class will receive or retain any property under the Plan. Therefore, the Plan satisfies the "absolute priority rule" of section 1129(b) of the Bankruptcy Code.

III. Based on the foregoing, the Plan satisfies the "cram down" requirements of section 1129(b) of the Bankruptcy Code as to Classes 2C, 2L, 4C, 4D and 5.

II. CONCLUSIONS OF LAW:

1. The Plan is hereby confirmed.

2. The record of the Hearing is hereby closed.

3. The Effective Date of the Plan shall occur on the date selected by the Plan Proponents (with the consent of the Agent) which is no later than thirty (30) days after all of the

conditions set forth in Section 9.2 of the Plan shall have been satisfied or, if applicable, shall have been waived in accordance with Article IX of the Plan.

4. The Confirmation Date shall be the record date for purposes of determining the holders of Allowed Claims that are entitled to Distributions that are required to be made under the Plan.

5. Upon the occurrence of the Effective Date, the Plan shall be binding upon and inure to the benefit of the Debtors and their respective successors and assigns, the holders of Claims and Equity Interests and their respective successors and assigns (whether or not they voted to accept the Plan, whether or not they are impaired under the Plan, and whether or not any such holder has filed, or is deemed to have filed a proof of Claim or proof of Equity Interest), and any other Person giving, acquiring, or receiving property under the Plan. The rights afforded in the Plan and the treatment of all Claims and Equity Interests therein shall be in exchange for and in complete satisfaction of all Claims and Equity Interests of any nature whatsoever, known or unknown, including any interest accrued on or expenses incurred in connection with such Claims from and after the Petition Date, against the Debtors, their Affiliates or their respective estates, Assets, properties or interests in property. Except as otherwise provided in the Plan, (i) on the Effective Date, all such Claims against, and Equity Interests in, the Debtors shall be deemed satisfied in full, by the consideration, if any, provided for in the Plan, and (ii) all Persons and entities shall be precluded from asserting against the Debtors, the Litigation Trust, the Litigation Trust Trustee, the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee, or their respective successors, assets or properties any such Claims or Equity Interests or any other or further Claims or Equity Interests arising on or before the Effective Date.

6. The Litigation Trust shall not be responsible for any obligations of the Debtors except those obligations expressly set forth in the Plan, the Plan Documents or this Order. Except as otherwise expressly provided in the Plan, all Persons or entities who have held, hold, or may hold Claims or Equity Interests shall be precluded and forever barred from asserting against the Debtors, the Litigation Trust, the Litigation Trust Trustee, the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee or their respective successors or assigns, or their assets, properties, or interests in property any such Claims or Equity Interests or any other or further Claims or Equity Interests arising on or before the Effective Date.

7. This Order shall be binding upon and govern the acts of all Persons and entities, including, without limitation, all filing agents, filing officers, title agents, title companies, recorders of mortgages, recorders of deeds, registrars of deeds, administrative agencies, governmental departments, secretaries of state, federal and local officials, and all other persons and entities who may be required by operation of law, the duties of their office, or contract, to accept, file, register, or otherwise record or release any documents or instruments, or who may be required to report or insure any title or state of title in or to any of the Assets.

8. All liens, Claims, interests, and encumbrances of record shall, upon the Effective Date, be removed and stricken as against the Assets, and all the entities described in the immediately preceding paragraph of this Order are authorized and specifically directed to (a) strike all recorded liens, Claims, interests, or encumbrances against the Assets from their records, official and otherwise, and (b) in accordance with section 1146(c) of the Bankruptcy Code, accept for filing or recording all instruments made or delivered and all deeds or other documents relating to the conveyance of any of the Assets without the payment of any recording tax, stamp tax, transfer tax, or any similar tax (other than income taxes) or any transfer or

recording fee or similar costs incurred or assessed by any federal, state, local, or foreign taxing authority (including interest and penalties, if any) and without the presentation of any affidavits, instruments, or returns otherwise required for recording, other than this Order, and the Court retains jurisdiction to enforce the foregoing direction, by contempt or otherwise.

9. In accordance with section 1141(b) of the Bankruptcy Code and Sections 7.10, 7.11 and 13.6 of the Plan, the Assets (other than the IT Environmental Liquidating Trust Assets) shall vest in the Litigation Trust on the Effective Date free and clear of all Claims, Equity Interests, liens, security interests, encumbrances and other interests.

10. In accordance with section 1142 of the Bankruptcy Code, upon entry of this Order (and subject to the occurrence of the Effective Date), the Debtors, acting by and through their officers, employees and agents, shall be authorized, without any requirement of further action by the stockholders or directors of the Debtors, to take any and all actions necessary or appropriate to implement the Plan.

11. The provisions in Section 7.20 through 7.32 and Article VIII of the Plan governing Distributions, reserves, and the procedures for resolving and treating Contested Claims under the Plan are hereby approved and found to be fair and reasonable.

12. Except as otherwise expressly provided in the Plan, all Causes of Action assertable by any of the Debtors or their Estates, successors or assigns, including but not limited to (i) the Causes of Action listed on Exhibit 1 to the Plan, (ii) Avoidance Actions and Estate Causes of Action and (iii) those Causes of Action hereinafter arising or discovered, regardless of when the facts giving rise to such Causes of Action arose or existed, shall be retained by, and vested in, the Litigation Trust. As of the Effective Date, the Litigation Trust Trustee in his capacity as Chief Litigation Officer and the Plan Administrator, respectively, shall be appointed

to prosecute the Avoidance Actions and the Estate Causes of Action, all as contemplated by the Plan.

13. Effective as of and subject to the occurrence of the Effective Date, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, entry of this Order shall constitute approval of the assumption or rejection, as provided in Article XI of the Plan and as set forth in Paragraphs NN, OO and PP hereof, of all executory contracts and unexpired leases of the Debtors not previously assumed or rejected, except for executory contracts and unexpired leases that are the subject of a motion to reject, assume or assign pending before the Court on the Confirmation Date.

14. Claims created by the rejection of executory contracts or unexpired leases or the expiration or termination of any executory contract or unexpired lease prior to the Confirmation Date must be filed with this Court and served on the Debtors and the Litigation Trust Trustee, (a) in the case of an executory contract or unexpired lease rejected by the Debtors prior to the Confirmation Date, in accordance with the later of the Bar Date Order or thirty (30) days after the date of the order of the Bankruptcy Court authorizing and approving such rejection, or (b) in the case of an executory contract or unexpired lease that (i) was terminated or expired by its terms prior to the Confirmation Date, or (ii) is deemed rejected pursuant to Section 11.2 of the Plan, no later than thirty (30) days after the Confirmation Date, or (c) in the case of an executory contract or unexpired lease that is rejected by the Debtors after the Confirmation Date, within thirty (30) days after the date of the order of the Bankruptcy Court authorizing and approving such rejection. Any Claims for which a proof of claim is not filed and served within such time will be forever barred from assertion and shall not be enforceable against the Debtors, Reorganized IT Group, the Litigation Trust, or their respective estates, assets, properties, or interests in property. Unless

otherwise ordered by this Court, all such Claims that are timely filed as provided herein shall be treated as General Unsecured Claims under the Plan subject to objection as provided in the Plan.

15. In accordance with section 105 of the Bankruptcy Code, the provisions of the Plan governing release, injunction, exculpation and indemnification obligations are hereby approved in all respects.

16. None of the Plan Proponents, the Agent, the Prepetition Lenders, the Disbursing Agent or any of their respective members, officers, directors, employees, attorneys, advisors, professionals, consultants or agents shall have or incur any liability to any Person for any act or omission in connection with, related to, or arising out of, the Chapter 11 Cases, including, without limitation, the commencement of the Chapter 11 Cases, the negotiation of the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for willful misconduct or gross negligence as determined by Final Order of the Bankruptcy Court, and in all respects shall be entitled to rely upon the advice of counsel and all information provided by other exculpated persons herein without any duty to investigate the veracity or accuracy of such information with respect to their duties and responsibilities under, or in connection with, the Plan. Notwithstanding the foregoing and Section 13.5 of the Plan, such exculpation provisions shall not apply to any action before the Bankruptcy Court by Shaw against Committee counsel pursuant to Bankruptcy Rule 9011.

17. Except as otherwise expressly provided in the Plan, all Persons or entities who have held, hold, or may hold Claims or Equity Interests are permanently enjoined, from and after the Effective Date, from (a) commencing or continuing in any manner any action or other proceeding of any kind on any such Claim or Equity Interest against any of the Debtors, their

Estates, Reorganized IT Group, the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee, the Litigation Trust, the Litigation Trust Trustee, or the Assets, or against the property or interests in property of any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust or the Litigation Trust, (b) the enforcement, attachment, collection or recovery by any manner or means of any Claims and/or Equity Interests, or any judgment, award, decree or order with respect to any Claims and/or Equity Interests, against any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee, the Litigation Trust, the Litigation Trust Trustee, or the Assets, or against the property or interests in property of any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust or the Litigation Trust, (c) creating, perfecting, or enforcing any encumbrance of any kind against any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust, the IT Environmental Liquidating Trustee, the Litigation Trust, the Litigation Trust Trustee, or the Assets, or against the property or interests in property of any of the Debtors, their Estates, Reorganized IT Group, the IT Environmental Liquidating Trust or the Litigation Trust, and (d) asserting any right of ~~set-off or~~ subrogation of any kind against any obligation due from any Debtor or against the property or interests in property of any Debtor, with respect to any such Claims or Equity Interests; <u>provided however,</u> that the foregoing shall not affect the rights of a party that were obtained pursuant to a Final Order of the Bankruptcy Court granting limited relief from the automatic stay under section 362(d) of the Bankruptcy Code. Nothing in the preceding sentence or Section 13.19 of the Plan shall enjoin the exercise of any police or regulatory power by a United States environmental governmental unit, a California state environmental governmental unit or a New

Jersey state environmental governmental unit with respect to any environmental Claim that arises after the Effective Date.

18. Nothing in the Plan or Confirmation Order shall impair the valid setoff rights, if any, of a holder of an Allowed Non-Lender Secured Claim. Nothing in the Plan or the Confirmation Order shall extinguish or enjoin any valid rights of setoff, and the rights of the Debtors and parties asserting setoff rights are preserved.

19. Notwithstanding any language to the contrary contained in the Disclosure Statement, Plan, and/or this Order, no provision thereof shall release any non-debtor, including any current or former officer and/or director of the Debtors, from any liability to the SEC in connection with any civil action brought by such governmental unit against such Person(s).

20. Notwithstanding paragraph 17 of this Order and Section 13.19 of the Plan, the Claims of PPG shall be determined in the action styled Envirocraft Corporation v. PPG Industries, Inc. et al., Case No. 03-CV-455-JJF, pending before the United States District Court for the District of Delaware in accordance with the Court's prior order in these Chapter 11 Cases lifting the automatic stay of section 362 of the Bankruptcy Code with respect to such Claims. When such Claims are finally liquidated, they shall be treated under the Plan.

21. The Debtors shall either (a) have paid, prior to the Confirmation Date, (b) pay on the Effective Date, or (c) segregate a sufficient amount upon entry of this Order to pay when determined and due, all 2002 federal income taxes, if any, as shown on IT Group's consolidated 2002 federal income tax returns.

22. Allowed Tax Claims, if any, of the Texas Comptroller shall be paid upon the later of the first Distribution Date or entry of an order of the Bankruptcy Court allowing such Tax Claims.

23. Notwithstanding anything to the contrary contained herein or in the Plan, the Debtors' claims against Conestoga-Rovers shall not be sold or otherwise transferred free and clear of Conestoga-Rover's Claims against the Debtors.

24. Notwithstanding anything to the contrary contained in the Plan and in accordance with section 510(b) of the Bankruptcy Code, holders of Allowed Securities Litigation Claims in respect of Equity Interests shall neither receive nor retain any property under the Plan on account of such Claims unless all other Allowed Claims (including Allowed Securities Litigation Claims in respect of debt securities of the Debtors) have been paid in full.

25. The Litigation Trust Trustee shall treat the Contested Unsecured Claims Reserve and not the holder of a Unsecured Litigation Claim as a grantor or beneficiary of the Litigation Trust until such date as such holder's Litigation Unsecured Claim becomes an Allowed Claim.

26. Pursuant to section 1146(c) of the Bankruptcy Code and the Plan, the issuance, transfer, or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust, or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, including, without express or implied limitation, asset sales that have occurred during these Chapter 11 Cases, shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax. All filing and recording officers are hereby directed to accept for filing or recording all instruments of transfer to be filed and/or recorded, without the payment of any such taxes.

27. All entities holding Claims against or Equity Interests in the Debtors that are treated under the Plan are hereby directed to execute, deliver, file or record any document, and to take any action necessary to implement, consummate and otherwise effect the Plan in accordance

with its terms, and all such entities shall be bound by the terms and provisions of all documents, including without limitation the Plan Documents, executed and delivered by them in connection with the Plan.

28. In accordance with section 1142 of the Bankruptcy Code, the Litigation Trust Trustee, the Disbursing Agent and any other entity designated pursuant to the Plan are hereby authorized and empowered to issue, execute, deliver, file and record any document, and to take any other action necessary or appropriate to implement, consummate and otherwise effectuate the Plan in accordance with its terms, and all such entities shall be bound by the terms and provisions of all documents, including without limitation, the Plan Documents issued, executed and delivered by them as necessary or appropriate to implement or effectuate the Plan.

29. The Plan Proponents (with the consent of the Agent) are hereby authorized to amend or modify the Plan in accordance with section 1127 of the Bankruptcy Code and Section 13.15 of the Plan.

30. Any person or entity seeking an allowance of final compensation or reimbursement of expenses for professional services rendered to the Debtors or the Committee or in relation to these Chapter 11 Cases pursuant to sections 327, 328, 330, 331, 503(b) and 1103 of the Bankruptcy Code shall file and serve an application for allowance of final compensation for services rendered and reimbursement of related expenses incurred (each, an "Application") not later than sixty (60) days after the Effective Date (or such later date, if any, as may be established by further order of the Court). All Applications shall cover all services rendered through the Effective Date.

31. Each Application shall comply with the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules and the Local Bankruptcy Rules, and shall set forth, among other

things, in reasonable detail: (i) the name and address of the applicant; (ii) the nature of the professional or other services rendered and related expenses for which allowance is requested; (iii) the amount of compensation and reimbursement of expenses requested; (iv) whether any payments have been received on account and, if so, the amount or amounts thereof; (v) the amount of any success fee or premium requested and the basis therefor; and (vi) the amounts of compensation and reimbursement of expenses previously allowed by the Court, if any.

32. From and after the Effective Date, the Litigation Trust and the Disbursing Agent may retain and pay professionals in the ordinary course of business without the need for filing retention applications and fee applications. The Court retains jurisdiction to adjudicate any dispute concerning the payment of any such fees or expenses.

33. All professional fees and expenses incurred by the Litigation Trust and the Disbursing Agent from and after the Effective Date in connection with the consummation and implementation of the Plan shall be paid by the Litigation Trust and Disbursing Agent in the ordinary course of business without further order of the Bankruptcy Court. The Court shall retain jurisdiction over all such parties in the event of any dispute over the amount of any such fees and expenses.

34. All fees payable pursuant to section 1930 of title 28, United States Code, as determined by the Court, shall be paid on the Effective Date or as soon as practicable thereafter. After the Effective Date and until these Chapter 11 Cases are closed, the Disbursing Agent shall (i) submit to the Office of the United States Trustee quarterly reports as may be required, including with respect to fees payable pursuant to section 1930 of title 28, United States Code, and (ii) pay any and all such fees as they become due.

35. All Objections to confirmation of the Plan either have been withdrawn prior to the entry of this Order, have been adequately addressed by the provisions hereof or have been overruled. All withdrawn objections are hereby deemed withdrawn with prejudice.

36. Within fifteen (15) days after the entry date of this Order, or within such further time as this Court may allow, the Plan Proponents are hereby directed to mail to all known holders of Claims and Equity Interests, other parties who have requested notice in these cases and all professionals retained pursuant to an order of this Court, a notice of the entry of this Order, which notice shall set forth any deadlines established by this Order or the Plan.

37. Based upon the record of the Hearing, substantive consolidation of the Debtors to the extent provided in Section 7.1 of the Plan is hereby approved.

38. The Plan Settlement is hereby approved and the parties are authorized to take all actions that are necessary or appropriate to implement and give effect to the Plan Settlement, subject to the occurrence of the Effective Date.

39. In the event of any inconsistency between the Plan, or any agreement, instrument or document implementing the Plan, and this Order, the provisions of this Order shall govern.

40. The provisions of this Order are integrated with each other and are non-severable and mutually dependent.

41. The failure to specifically include any particular provision of the Plan in this Order shall not in any way diminish or impair the efficacy or enforceability of such provision, it being understood that it is the intent of this Court that the Plan be confirmed and approved in its entirety.

42. Each finding of fact set forth herein, to the extent it is or may be deemed to be a conclusion of law, shall also constitute a conclusion of law. Each conclusion of law set forth

herein, to the extent it is or may be deemed to be a finding of fact, shall also constitute a finding of fact.

Dated: April 5, 2004
Wilmington, Delaware

Honorable Mary F. Walrath
Chief United States Bankruptcy Judge